

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010   October 18, 2010

Edward L. Carey, Co-President and Director
Clarion Property Trust, Inc.
230 Park Avenue
New York, NY 10169

> **Re: Clarion Property Trust, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed October 1, 2010**
> **File No. 333-164777**

Dear Mr. Carey:

We have reviewed Amendment No. 3 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions and Answers about this Offering, page 1

1.   We note your revised disclosure on pages 4 and 12 regarding the Class A and Class W shares. Please revise as appropriate to (i) eliminate duplicative disclosure, (ii) quantify, similar to your disclosure on page 99, the differences in fees between the two classes and (iii) describe how the distributions paid with respect to each class of shares are not expected to be of equal dollar amounts.

Estimated Use of Proceeds, page 46

2.   We note your disclosure that the table assumes that 70% of all shares sold are Class A and 30% of all shares sold are Class W. Please tell us the basis for this assumption.

Prior Performance, page 87

3.   We note your response to comment 4 of our letter dated September 2, 2010 that, to date, ING Residential Fund USA and ING Clarion Development Ventures have not experienced any major adverse business developments that would be material to investors in this program. Please advise whether these two entities have experienced any adverse business developments and revise your disclosure, as appropriate.

Net Asset Value Calculation and Valuation Guidelines, page 94

4.   We note your response to comment 6 of our letter dated September 2, 2010. Please revise your disclosure to clearly state that your advisor will be responsible for the figures used in determining net asset value that are provided to you by third parties.

5.   We note your disclosure that "NAV per share of each class is calculated by dividing the total market value of [your] investments and other assets allocable to a class (minus class liabilities) by the number of outstanding shares in that class."   It appears from your disclosure that assets will be allocated between the share classes rather than aggregated. Please revise your disclose to clarify how the assets will be allocated and more specifically describe how NAV per share of each class will be calculated.

Valuation of Properties, page 96

6.   We note that your independent valuation advisor may, at its discretion, perform an interim appraisal to confirm the estimated property value. Please advise whether the advisor will received additional compensation for conducting an interim appraisal and clarify your disclosure on page 83.

Description of Capital Stock, page 114

Distribution Reinvestment Plan, page 120

7.   We note your response to comment 2 of our letter dated September 2, 2010. Similar to your disclosure on pages 13 and 14, please revise your disclosure in this section to clarify that the dealer manager fee and the distribution fee will apply to all outstanding shares, including shares issued pursuant to your distribution reinvestment plan.

Federal Income Tax Considerations, page 129

8.   We note your response to comment 7 of our letter dated September 2, 2010. We note that your tax disclosure and your tax opinion will rely on the private letter ruling from the IRS. Because the opinion and your disclosure will rely on the private letter ruling, we continue to believe that the ruling should be filed under Item 601(b)(8) of Regulation S-K. Accordingly, please file the private letter ruling.

Exhibit 23

9.   We note that your auditor's consent references their report dated September 15, 2010. However, the audit report included in the filing is dated October 1, 2010. Please file an amendment to include consent from your auditor that agrees to the date of the included audit report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at (202) 551-3432 or Dan Gordon, Accounting Branch Chief at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

                                                Sincerely,

                                                Jennifer Gowetski
                                                Senior Counsel

cc: Rosemarie A. Thurston *(via facsimile)*
        Alston & Bird LLP